FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

CERTIFICATE FROM MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 21st OF NOVEMBER 2013

1.            DATE, TIME AND PLACE: On the 21st of November, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Ronaldo Iabrudi, Mr. Antoine Marie Lazars Giscard d’Estaing, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4. AGENDA: Resolutions to be voted: (i) approval of the price range relating to the Secondary Public Distribution of Units issued by Via Varejo S.A. (“IPO Via Varejo”), (ii) approval of the number of shares and correspondent number of Units to be sold by the Company in the context of the IPO Via Varejo, and (iii) approval of the Brazilian Preliminary Prospectus and the Preliminary Offering Memorandum of the IPO Via Varejo.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and approved the following resolutions:

5.1.         Unanimously approved the indicative price range from R$25.60 to R$33.60 per Unit. The approved price range considers the effects of the 1:4 split of the common shares issued by Via Varejo S.A., to be approved at the general shareholders’ meeting of Via Varejo S.A. on November 22, 2013.

5.2.         Unanimously approved the sale of up to 165,377,493 common shares issued by Via Varejo S.A. and owned by the Company in the context of the IPO Via Varejo, corresponding to up to 55,125,831 Units, considering the effects of the 1:4 split of the common shares issued by Via Varejo S.A. and the necessary conversion of the common shares into preferred shares issued by Via Varejo S.A. in order to form the Units. The sale of Units by the Company shall be divided as follows: 26,890,649 Units at the base offering, up to 16,134,390 Units at the hot issue and up to 12,100,792 Units at the green shoe.

5.3.         Unanimously approved the Brazilian Preliminary Prospectus and the Preliminary Offering Memorandum of the IPO Via Varejo.

5.4.         Unanimously approved that the management of the Company adopts all measures necessary to implement the resolutions approved herein.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, November 21st, 2013. Signatures: Chairman - Jean-Charles Naouri; Secretary – Caio Machado Filho. Jean-Charles Naouri, Arnaud Strasser, Fábio Schvartsman, Ronaldo Iabrudi, Antoine Marie Lazars Giscard d’Estaing, Guilherme Affonso Ferreira, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Eleazar de Carvalho Filho, Maria Helena dos Santos Fernandes Santana, Pedro Henrique Chermont de Miranda, Ulisses Kameyama. I certify, for due purposes, that this is a certificate from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 25, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.